UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No. 7)*

IGI Laboratories, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

449575 10 9

(CUSIP Number)

John T. Unger 333 Clay Street, Suite 3300 Houston, Texas 77002 (713) 653-8811

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 449575 10 9	13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS. Life Sciences Opportunities Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,102,053
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 2,102,053
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,102,053
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%*
14	TYPE OF REPORTING PERSON (See instructions) PN

* Based on 52,482,787 outstanding shares of Common Stock of the Issuer as of August 6, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2014 filed with the SEC on August 12, 2014.

SCHEDULE 13D

CUSIP No. 449575 10 9	13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS. Life Sciences Opportunities Fund (Institutional) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 11,749,808
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 11,749,808
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,749,808
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2%*
14	TYPE OF REPORTING PERSON (See instructions) PN

* Based on 52,482,787 outstanding shares of Common Stock of the Issuer as of August 6, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2014 filed with the SEC on August 12, 2014.

SCHEDULE 13D

CUSIP No. 449575 10 9	13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS. Signet Healthcare Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 13,851,861
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 13,851,861
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,851,861
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5%*
14	TYPE OF REPORTING PERSON (See instructions) PN

* Based on 52,482,787 outstanding shares of Common Stock of the Issuer as of August 6, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2014 filed with the SEC on August 12, 2014.

The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein, if any.

SCHEDULE 13D

CUSIP No. 449575 10 9	13D	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS. SMW Investments I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 13,851,861
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 13,851,861
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,851,861
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5%*
14	TYPE OF REPORTING PERSON (See instructions) CO

* Based on 52,482,787 outstanding shares of Common Stock of the Issuer as of August 6, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2014 filed with the SEC on August 12, 2014.

The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of its pecuniary interest therein, if any.

SCHEDULE 13D

CUSIP No. 449575 10 9	13D	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS. Don A. Sanders
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 13,851,861
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 13,851,861
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,851,861
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5%*
14	TYPE OF REPORTING PERSON (See instructions) IN

* Based on 52,482,787 outstanding shares of Common Stock of the Issuer as of August 6, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2014 filed with the SEC on August 12, 2014.

The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein, if any.

SCHEDULE 13D

CUSIP No. 449575 10 9	13D	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS. Ben T. Morris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 13,851,861
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 13,851,861
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,851,861
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5%*
14	TYPE OF REPORTING PERSON (See instructions) IN

* Based on 52,482,787 outstanding shares of Common Stock of the Issuer as of August 6, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2014 filed with the SEC on August 12, 2014.

The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein, if any.

SCHEDULE 13D

CUSIP No. 449575 10 9	13D	Page 8 of 12 Pages

1	NAMES OF REPORTING PERSONS. Donald V. Weir
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 13,851,861
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 13,851,861
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,851,861
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.5%*
14	TYPE OF REPORTING PERSON (See instructions) IN

* Based on 52,482,787 outstanding shares of Common Stock of the Issuer as of August 6, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2014 filed with the SEC on August 12, 2014.

The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein, if any.

SCHEDULE 13D

CUSIP No. 449575 10 9	13D	Page 9 of 12 Pages

1	NAMES OF REPORTING PERSONS. James C. Gale
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 13,976,485
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 13,976,485
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,976,485
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6%*
14	TYPE OF REPORTING PERSON (See instructions) IN

* Based on 52,482,787 outstanding shares of Common Stock of the Issuer as of August 6, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2014 filed with the SEC on August 12, 2014.

The Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest therein, if any.

10

This Amendment No. 7 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on March 24, 2009, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on May 19, 2009, Amendment No. 2 to Schedule 13D filed with the SEC on April 6, 2010, Amendment No. 3 to Schedule 13D filed with the SEC on August 24, 2010, Amendment No. 4 to schedule 13D filed with the SEC on December 12, 2012, Amendment No. 5 to Schedule 13D filed with the SEC on July 8, 2014, and Amendment No. 6 to Schedule 13D filed with the SEC on August 29, 2014 (the “Schedule 13D”), by (i) Life Sciences Opportunities Fund II, L.P., a Delaware limited partnership (“LOF”), (ii) Life Sciences Opportunities Fund (Institutional) II, L.P., a Delaware limited partnership (“LOFI” and together with LOF, the “Funds”), (iii) Signet Healthcare Partners, LLC, a Delaware limited liability company and general partner of LOF and LOFI (the “General Partner”), (iv) SMW Investments I, LLC, a Delaware limited liability company and the controlling member of the General Partner (“SMW”), (v) James C. Gale, (vi) Don A. Sanders, (vii) Ben T. Morris, and (viii) Donald V. Weir with respect to the Common Stock, $0.01 par value per share (the “Common Stock”) of IGI Laboratories, Inc., a Delaware corporation (the “Issuer”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a)           The aggregate number and percentage of shares of Common Stock reported owned by each of the Reporting Persons herein is based upon 52,482,787 outstanding shares of Common Stock of the Issuer as of August 6, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2014 filed with the SEC on August 12, 2014.

Beneficial Owner	Aggregate Number of Shares Owned	Percentage of Class
Life Sciences Opportunities Fund II, L.P.	1,798,553	3.4%
Life Sciences Opportunities Funds (Institutional) II, L.P.	10,053,308	19.2%
Life Sciences Opportunities Fund II, L.P. and Life Sciences Opportunities Fund (Institutional) II, L.P.	12,851,861	24.5%
Signet Healthcare Partners, LLC	12,851,861 (1)	24.5%
SMW Investments I, LLC	12,851,861 (1)	24.5%
Don A. Sanders	12,851,861 (1)	24.5%
Ben T. Morris	12,851,861 (1)	24.5%
Donald V. Weir	12,851,861 (1)	24.5%
James C. Gale	12,976,485 (2)	24.6%

(1)	Includes (i) 1,798,553 shares of Common stock owned by LOF and (ii) 10,053,308 shares of Common stock owned by LOFI.
(2)	Includes (i) 1,798,553 shares of Common stock owned by LOF, (ii) 10,053,308 shares of Common Stock owned by LOFI, and 105,000 shares of Common stock issuable upon exercise of stock options.

Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of its, his, or her pecuniary interest therein, if any.

Except as set forth above, to the knowledge of the Reporting Persons, the persons listed on Appendix A of the Schedule 13D do not beneficially own any shares of Common Stock of the Issuer.

(b)            The number of shares of Common Stock as to which there is (i) sole power to vote or direct the vote, (ii) shared power to vote or direct the vote, (iii) sole power to dispose or direct the disposition, or (iv) shared power to dispose or direct the disposition for each of the Reporting Persons is set forth on the cover pages, and such information is incorporated herein by reference.

11

(c)            On August 27, 2014, Life Sciences Opportunities Fund II, L.P. sold 455,257 shares of Common Stock at a price of $6.20 per share and Life Sciences Opportunities Fund (Institutional) II, L.P. sold 2,544,743 shares of Common Stock as a price of $6.20 per share. The transactions were effected on the NYSE MKT.

On September 2, 2014, Life Sciences Opportunities Fund II, L.P. sold 303,500 shares of Common Stock at a price of $6.45 per share and Life Sciences Opportunities Fund (Institutional) II, L.P. sold 1,696,500 shares of Common Stock as a price of $6.45 per share. The transactions were effected on the NYSE MKT.

On August 22, 2014, James C. Gale acquired 5,000 shares of Common Stock at an average price of $5.90 per share on the NYSE MKT.

Other than as noted above, no transactions involving shares of the Issuer’s Common Stock were effected by the Reporting Persons or any persons set forth on Appendix A of the Schedule 13D during the sixty days before the date of this Amendment No. 6 to Schedule 13D.

(d)            Except as set forth in Item 5(a), no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 4, 2014

Life Sciences Opportunities Fund II, L.P.

By: Signet Healthcare Partners, LLC

By:	/s/ James C. Gale
Name: James C. Gale
Title: Manager

Life Sciences Opportunities Fund (Institutional) II, L.P.

By: Signet Healthcare Partners, LLC

By:	/s/ James C. Gale
Name: James C. Gale
Title: Manager

Signet Healthcare Partners, LLC

By:	/s/ James C. Gale
Name: James C. Gale
Title: Manager

SMW Investments I, LLC

By:	/s/ Ben T. Morris
Name: Ben T. Morris
Title: Managing Member

/s/ Don A. Sanders
Don A. Sanders

/s/ Ben T. Morris
Ben T. Morris

/s/ Donald V. Weir
Donald V. Weir

/s/ James C. Gale
James C. Gale

Appendix A

The following table sets forth the name, business address, and present principal occupation or employment of each manager of SMW Investments I, LLC . Unless otherwise indicated below, each such person is a citizen of the United States and the business address of each such person is 600 Travis, Suite 5900, Houston, Texas 77002. Except as indicated below, during the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

Name	Present Principal Occupation or Employment;
______________	___________
Don A. Sanders	Manager
Ben T. Morris	Manager
Donald V. Weir	Manager